Exhibit 99.1

HOLLINGER INC. ANNOUNCES TERMINATION OF OFFER TO EXCHANGE
SERIES III PREFERENCE SHARES FOR SERIES IV PREFERENCE SHARES

     Toronto, Canada, June 9, 2003 — Hollinger Inc. (“Hollinger”) (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that its offer to exchange its Series III Preference Shares for Series IV Preference Shares on a share-for-share basis has expired. One of the conditions of the offer required that no less than 5,000,000 Series III Preference Shares be tendered. This condition has not been met and, accordingly, the offer has terminated. Series III Preference Shares tendered to the offer will be returned to holders in the manner set out in the offer.

     Hollinger’s principal asset is its approximately 72.7% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:
J. A. Boultbee	Peter Y. Atkinson
Executive Vice-President	Executive Vice-President
Hollinger Inc.	Hollinger Inc.
(416) 363-8721	(416) 363-8721